Mail Stop 3561
      July 1, 2005

Nelson A. Bangs, Esq.
Senior Vice President and General Counsel
The Neiman Marcus Group, Inc.
One Marcus Square
1618 Main Street
Dallas, TX 75201

      Re:	The Neiman Marcus Group, Inc.
		Amendment No. 1 to Preliminary Proxy Statement on
Schedule
14A
		Filed May 24, 2005
      File No. 1-09659

Dear Mr. Bangs:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
Feel
free to call us at the telephone numbers listed at the end of this letter.

Summary, page 3
1. Please refer to comment 2 in our letter dated June 17, 2005.
In
the sub-section Board`s Recommendation on page 6, please alert readers that some of your directors and executive officers who have their own interests in the merger have participated in the board`s meeting regarding the merger.
Opinion of JPMorgan, page 30
2. Please refer to comments 10 and 11 in our letter dated June 17, 2005. We have not yet received the materials we had requested. After we have reviewed the materials, we may have further comments.

Financing, page 37
3. Please refer to comment 16 in our letter dated June 17, 2005.
Clarify that the financing required by your purchasers to fund the merger is not assured.

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact William Thompson, Staff Accountant, at (202) 551-3344 or Nilima Shah, Accounting Branch Chief, at (202) 551-3255,
if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 or Ellie Quarles, Special Counsel, at
(202) 551-3238, or me at (202) 551-3720 with any other questions.


Sincerely,



H. Christopher Owings
      Assistant Director


cc:	John Finley, Esq.
	Simpson Thacher & Bartlett LLP
	Fax: (212) 455-2502




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Nelson A. Bangs, Esq.
The Neiman Marcus Group, Inc.
July 1, 2005
Page 1